UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

IN THE MATTER OF
NATIONAL FUEL GAS COMPANY,                                                   19th CERTIFICATE
SENECA INDEPENDENCE PIPELINE COMPANY,                           PURSUANT TO RULE 24
NIAGARA INDEPENDENCE MARKETING COMPANY,
ET AL.
FILE NO. 70-9117
(Public Utility Holding Company Act of 1935)

        This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions referred to below have been carried out in accordance with the terms and conditions of and for the purpose represented by the Declarations of National Fuel Gas Company (“National”), Seneca Independence Pipeline Company (“Seneca”), and Niagara Independence Marketing Company (“Niagara”), et al., as amended, in the above file and pursuant to the Order, dated March 13, 1998, of the Securities and Exchange Commission with respect thereto (“Order”).

     The following exhibits are attached to and made a part of this Certificate:

Exhibit A	Income Statement of Seneca for the quarter ended September 30, 2002 (Confidential Treatment Requested Pursuant to Rule 104(b)).
Exhibit B	Balance Sheet of Seneca as of September 30, 2002 (Confidential Treatment Requested Pursuant to Rule 104(b)).
Exhibit C	Income Statement of Niagara for the quarter ended September 30, 2002 (Confidential Treatment Requested Pursuant to Rule 104(b)).
Exhibit D	Balance Sheet of Niagara as of September 30, 2002 (Confidential Treatment Requested Pursuant to Rule 104(b)).
Exhibit E	Seneca’s Allocated Share of the Profits/Losses of Independence Pipeline Company for the quarter ended September 30, 2002 (Confidential Treatment Requested Pursuant to Rule 104(b)).
Exhibit F	Niagara’s Allocated Share of the Profits/Losses of DirectLink Gas Marketing Company for the quarter ended September 30, 2002 (Confidential Treatment Requested Pursuant to Rule 104(b)).

        IN WITNESS WHEREOF, the undersigned companies have caused this Certificate to be executed as of this 20th day of November, 2002.

NATIONAL FUEL GAS COMPANY

By: /s/ J. R. Peterson
J. R. Peterson
Assistant Secretary

SENECA INDEPENDENCE PIPELINE COMPANY

By: /s/ W. E. DeForest
W. E. DeForest
President, Secretary and Treasurer

NIAGARA INDEPENDENCE PIPELINE COMPANY

By: /s/ D. P. Butler
D. P. Butler
Secretary